FILED BY CENTENE CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WELLCARE HEALTH PLANS, INC.
COMMISSION FILE NO. 001-32209

On June 14, 2019, Centene Corporation held an investor day.  Below is a transcript of excerpts from the investor day presentation in connection with Centene’s proposed acquisition of WellCare Health Plans, Inc.  There may be immaterial typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript.

Discussion

Michael F. Neidorff, Chairman, President, & Chief Executive Officer, Centene Corp.

. . . .

At our Investor Day in June of 2016, we presented to you as a $40 billion company and in June of 2018, a $60 billion company. Today, with the pending acquisition of WellCare, we present the potential of becoming a $100 billion premier healthcare enterprise. This firmly solidifies our 2020 Vision of being the industry-leader in government-sponsored healthcare.

Over the course of the morning, we will speak in more detail about the WellCare transaction. However, I do not want that to overshadow the ongoing and successful growth and performance of Centene. We are still very much a growth company, demonstrating our leadership in the industry, independent of the WellCare deal. Centene has climbed to number 51 on the Fortune 500 list of America’s largest companies by revenue. We are also ranked number one on Fortune’s list of fastest growing companies, based on growth in revenue over a 10-year period, and number five over a five-year period. This is reflective of the value we have delivered to our shareholders.

. . . .

Going into the next decade, we expect our Medicare line of business to be a key driver of our annual growth. We expect our 4-star MA rating, along with our strategic joint venture with Ascension, and the addition of WellCare’s high-performing MA platform, to accelerate powerful growth in this segment of the business. We have done a lot of work on plan design and risk-based contracting, and are planning further modifications with the addition of these new capabilities.

. . . .

As a reminder, Centene Forward is a key part of our intermediate and long-term margin expansion strategy. Therefore, savings captured will not immediately go to the bottom-line in 2019, but are rather self-generating in order to reinvest capital into additional capabilities and technologies. We continue to expect Centene Forward to realize up to $0.5 billion of savings over a multi-year period, and the savings being captured are separate and independent of the WellCare synergies.

. . . .

Ribera Salud, Interpreta, RxAdvance, HealthNet, Fidelis, and soon, WellCare have all added expertise and capabilities across the enterprise to better combine our assets and improve our competitive position.

The strategic acquisition of WellCare is transformational. By bringing together two top performing companies, we are creating a premier healthcare enterprise and a compelling and diversified portfolio of government-sponsored programs. This acquisition will enhance Centene’s industry leadership in Medicaid, Long-Term Support Services and the marketplace. It will also position Centene to become the fourth largest Medicare provider in the country, as well as a competitive leader for Duals.

This increased scale will allow us to deploy our best-in-class capabilities. Further, we see substantial opportunity around ancillary services and technology as Centene integrates WellCare onto its suite of IT digital platforms, such as Interpreta, Casenet and RxAdvance. Additionally, this will also significantly increase Centene’s scale in pharmacy. On a combined basis, the pro forma annual drug spend will be approximately $30 billion. By adding WellCare, Centene will increase its U.S. footprint from 32 to 50 states, 17 of which contain at a minimum all three of our Medicaid, Medicare and Marketplace products.

This expanded footprint will strengthen Centene’s position in key growth markets and continue our success under our all products all markets strategy. Our ongoing investment in systems have ensured we have the capabilities and scale to accommodate this growth. The combined company will have approximately 23 million recipients with estimated pro forma 2019 revenues of approximately $100 billion and pro forma EBITDA of $5 billion.

I stated earlier that going into the next decade, we expect our Medicare line of business to be a key driver of our annual growth. Strategically, WellCare’s strong portfolio of Medicare assets will provide Centene with additional Medicare capabilities, including Medicare Advantage and Part D. This will both strengthen and accelerate the growth of Centene’s existing Medicare portfolio once the companies are combined in 2020.

Both companies share a strong commitment to the communities in which our employees and members live and work. This is a key differentiator for Centene and a core part of WellCare’s DNA. The combined company will enhance already robust efforts to address social determinants and other non-medical barriers to health. Both companies are also acutely aware of the importance of network adequacy and the need to ensure access to the high quality providers. Although we are working as separate companies until the transaction is closed, our integration planning teams are working to maintain the relationships currently established with our provider networks and planning for the future risk-based contracting models necessary for the long-term success of the company and providers alike.

The integration of WellCare will also bring leadership that builds additional capabilities and enhances Centene’s management depth and culture of excellence. Last month, we announced, upon completion of the deal, Ken Burdick, current Chief Executive Officer of WellCare and Drew Asher, current Executive Vice President and Chief Financial Officer of WellCare, will join Centene in executive leadership positions, reporting directly to me. At the governance level, we are looking forward to welcoming two new directors from WellCare onto Centene’s strong and accomplished board of directors. These new additions will help enhance and refresh our governance for 2020 and beyond.

Regulatory discussions are underway and have been constructive. Centene and WellCare each received a request for additional information and documentary material from the Federal Justice Department – the Federal Department of Justice, which was not unexpected, given the size of the deal. We continue to work expeditiously and cooperatively with the DOJ through this process.

Discussions with appropriate state regulatory authorities are underway. The responses have been positive and the states are working with us to capture the best of both companies for their markets. At this point in the process, all Form As and Form Es have been filed and we have completed our first Form A here in Alabama. We expect to have an active summer as Form A reviews continue in other states. Last night, we learned – and I want to emphasize in no way do I intend to create an obligation to update you every time we get an approval, but last night, we received [indiscernible] we received our first approval of a Form A from Kentucky. There are several others pending and we expect to hear momentarily. We also expect the momentum to build as the first ones get done.

Additionally, we are proactively addressing any potential issues in Missouri and Nebraska through a divestiture process that has already commenced. We have already seen a great deal of interest from potential acquirers.

As you can see on the agenda, I’ll spend more time speaking to the integration planning activities already underway and walk you through the leadership structure of the combined company as we close out our program today. We are confident that bringing WellCare into Centene’s portfolio will provide significant value to our collective shareholders. We believe this deal positions Centene well for long-term growth and solidifies our position as a transformational leader in government services healthcare. Based on our actions thus far, we continue to maintain our timeline for approval and we’re looking forward to providing updates as we move through the transaction process.

. . . .

Jeffrey A. Schwaneke, Executive Vice President & Chief Financial Officer, Centene Corp.

Thank you, Michael. Thank you, Michael and good morning. I want to spend a few minutes highlighting what we have accomplished over the last five years, provide an update on our transformation initiative Centene Forward and highlight the WellCare acquisition.

. . . .

And lastly, we continue to deploy capital to other lines of business to diversify revenue. This diversification has occurred in the prison health business, driven by RFP wins and the acquisition of MHM Services. Additionally, the WellCare acquisition provides further opportunity for product expansion and diversification.

. . . .

As mentioned previously, we are well on our way to meet our Centene Forward targets and timelines. The value capture generated from our efforts to date will be reinvested in the Centene Forward portfolio to position Centene for the future by enabling additional system capabilities and technology, process improvement and future growth. I want to be clear Centene Forward is a separate standalone work stream and will not be combined with the synergy capture work associated with the WellCare acquisition.

. . . .

Next, I would like to highlight the WellCare acquisition and begin with our historic performance of acquiring and integrating large scale acquisitions. We have a long history of delivering on our commitments to investors on both the top and bottom line. This has been driven by strategic M&A with Health Net and Fidelis and the acquisition of WellCare is the next step in continuing to build shareholder value. These strategic acquisitions have been a major component of our revenue and earnings growth over the last five years and we have delivered on our commitments to investors over that time period, meeting or exceeding revenue and earnings in more than 21 consecutive quarters.

This, in combination with our ability to achieve the communicated synergies, has created significant value for our shareholders. We achieved the synergy estimates for the Health Net transaction and are on track to achieve the synergies for the Fidelis acquisition. This track record of realizing the synergy targets gives us confidence in achieving our financial outlook related to acquisitions.

As it relates to the WellCare acquisition, we’ve progressed through the integration planning process and we continue to be comfortable with the $500 million of net synergies by year two and more than $700 million of run rate synergies. We are working on ways to accelerate synergy capture, and we’ll provide more details as we progress further in the integration planning process.

Lastly, I wanted to provide an update on our leverage and balance sheet. We’ve continued to reduce our leverage and have decreased our debt-to-capital ratio by over 700 basis points since the Health Net transaction a little over three years ago. And we expect to close the WellCare transaction at 40% and expect to reduce the ratio to the mid-to-upper 30% range 12 to 18 months post-closing.

Looking at our balance sheet, our debt-to-capital ratio was 36.5% at March 31, 2019. Additionally, when we announced the WellCare transaction, both S&P and Moody’s reaffirmed their credit ratings for our bonds, with S&P maintaining their positive outlook. We have $6.4 billion of senior notes outstanding at a weighted average interest rate of 5.6%, including the effect of the interest rate swaps. Additionally, we executed a new $2 billion revolving credit facility during this quarter. This was the first step in the preparation for the WellCare acquisition to right size the revolver for the future size of the business.

. . . .

Kevin J. Counihan, Senior Vice President-Products, Centene Corp.

. . . .

Our Medicare strategy is also in two parts. First, to leverage our multi-product member install base and optimize our provider networks to promote value-based care. Secondly, to capitalize on our local presence and focus, which promotes product differentiation and community and broker engagement. In tandem, with our strategic joint venture with Ascension and WellCare’s MA platform, it’s obvious that Medicare will be a key driver of future growth.

. . . .

Holly Benson, Executive Vice President, President & Chief Executive Officer, Health Care Enterprises, Centene Corp.

. . . .

USMM has consistently delivered significant savings in the ACO program, the Independence at Home Demonstration pilot and for Centene’s members. The savings through Centene’s health plans have steadily increased as the health plans membership has diversified, as Chris Bowers talked about. The more complex members that health plans refer to is the more we are able to improve outcomes and reduce costs. As the health plans have added more long-term care like more dual-eligible and more Medicare members, we’ve been able to add more volume. And with the addition of WellCare, our impact will only grow.

. . . .

Questions and Answers

. . . .

Unverified Participant

Thanks. First question, just had a question on Medicare and the philosophy on sort of accelerating growth for 2020. Looks like the footprint expansion that you talked about in terms of the geographies might be a little bit smaller for 2020 relative to 2019. At the same time, you’re going to have a significantly improved pricing position with the strongest weighted average rate increase, at least amongst the public plans in terms of the CMS rate update. So just thinking about a few of those factors maybe talk about other considerations and sort of confidence and accelerating Medicare enrollment growth, MA enrollment growth, standalone separate obviously from WellCare?

Michael F. Neidorff

Yeah. Our initiative [indiscernible] jump in. We’ve spent this past year developing real-time reporting for the physician consortiums. In other words [indiscernible] to talk about how to do on a risk-based contract. On a Friday afternoon, we’re going to have data, put it off based through claims paid this past Wednesday. That was very important, to have the ability because risk contracts are very important to the Medicare and we would have really removed to 100% risk in that area. That’s the first part. And that’s well underway.

Now, with the addition of WellCare, they have a very strong platform in that and they have the understanding of the regulatory environment [indiscernible] we’ve been attempting to build and hire people. Therefore, we’ve decided is to try and focus and go deep in a few markets that have a real wide footprint and get this working right. So it’s a matter of how fast we can get close, put these two together, do it effectively from the start. That’s controlling that aspect [indiscernible] we don’t want to start, have kind of a false start, get them involved. What we can talk about is somewhat limited until we close. So that’s kind of impacting a little bit, but in the end I think we’ve put it together. We’ll see real accelerating growth. Does that answer your question?

Unverified Participant

Yeah. Yes.

. . . .

Anagha A. Gupte, Analyst, SVB Leerink LLC

Yeah. Hey. Thanks. Could you give us any updates on all of the contracts that have come up for pre-procurement starting with Texas, Louisiana, Kentucky, with WellCare, I guess, you’ve got approval now and anti-trust and then Pennsylvania I believe at the end of the year?

. . . .

Brent Layton, Executive Vice President & Chief Business Development Officer, Centene Corp.

I’ll give you the updates for the states that we’re in. For Louisiana, the award will be, we believe sometime in late July from that standpoint, still going live we believe on the [indiscernible] for Texas, STAR+PLUS later this month for the award. For Texas STAR and CHIP later this summer, maybe late August from that standpoint. And then Oregon, July 9 is the date that they had talked about for the award.

Anagha A. Gupte

Any color on the level of confidence you have on [indiscernible].

Brent Layton

Well, in my remarks I’m going to say that we feel very confident about it.

Anagha A. Gupte

Okay.

Brent Layton

We’ve been in Texas for 20 years. We’ve been in Louisiana since the start of the Medicaid Managed Care program. So we know the states very well. We believe that we partner with the states very strongly. So we feel very confident.

Anagha A. Gupte

Great. Thanks.

. . . .

Justin Lake, Analyst, Wolfe Research LLC

Thanks. Question for Michael. First on the [indiscernible], I think you said that Kentucky had given approval for the [indiscernible]. I think you’ve also said publicly that Nebraska and Missouri were two states where you probably have to make divestitures. I was hoping maybe you can give us an update there on how the boarder state conversations have gone, and any other states where you feel like there might have to be divestitures?

Michael F. Neidorff

Yeah. I think, it’s going [indiscernible] going very well [indiscernible] discussions with them. It’s been a great deal of interest in few major players that would like to acquire those businesses. So that part just is going really well and we hope to have some announcements on it in the near future. Some of these approvals, I want to emphasize one aspect of it, just – there is some hesitancy on some states [indiscernible] they’ve told us, we got caught on the Aetna deal. And we just want to be careful. So there is a variety of things that involve that. But on the two states, that’s moving along very well as we identify who is going to acquire it, that that eliminates any concerns of state tax and we’ll move forward on that. There may be some membership in one of the states so that we may lose, but it is well within and below. And Jeff can comment on this, the dis-synergy numbers. Jeff?

Jeffrey A. Schwaneke

Yeah. I guess what I would say is we’re still working through the process, right. We’ve commented publicly about Missouri and Nebraska because we have some finality there as far as what the plan is, still working through the process on a lot of the other ones, but what I said in my prepared remarks is, we’re still comfortable that the net 500 synergies with that number and that – remember that number had a prudent amount of divestiture in. So I think we’re comfortable with that number as we sit here today based on all the information and discussions we have with the states.

Justin Lake

Great. Just a quick follow-up, Michael, on the deal timing. It sounded like from comments at a recent conference that you’re still comfortable with the first half of next year, but feel like that’s conservative and if I look back over the last couple of deals [indiscernible] caught up in California and it sounded like Fidelis – they had some negotiations with the state. That took a little longer than you thought. If there’s a wrench in it, that does make it take into the first half of next year and you need that conservatism, what do you think it would be? What’s kind of the final hurdle you think might [indiscernible]?

Michael F. Neidorff

[Indiscernible] we could have done the same, was moving on very quickly and the [indiscernible] slowed it down quite bit and lack of experience or something. And so, what we’ve done is in [indiscernible] the first half of next year is to try and reflect the experience we have with California and with Fidelis, so that we don’t say [indiscernible] so I believe that first half of the year is still a very effective time frame in which to consider.

. . . .

Unverified Participant

Okay. All right. Fair enough. And then just my question. You talked a lot about risk-based contracting today than more than you have in sort of the past and that obviously goes with the MA strategy. You’ve got the Centene JV as well. That’s sort of ramping. I guess the question is can you just help a little bit on sort of – just give a sense a little bit on how the risk contracting maybe works. Michael, you mentioned getting to 100% penetration where – sort of just give us a sense [indiscernible] really low today. And then just anything more on provider relationships on a go-forward basis, how important is that to the strategy? Thanks.

Michael F. Neidorff

Risk-based, I’ve done Medicare [indiscernible] and MA. And risk-based is a key factor for success of that program long-term. It’s one in which – you really have several pools. There’s ambulatory pool. In that the physician has full control. It’s broken into a primary [indiscernible] that they get every month. There’s a specialty pool. Now the primary [indiscernible] includes ER tactical and professional. What he does not spend in the specialty [indiscernible] quality issues. He keeps. So it’s a case of where we turn into Medicaid too [indiscernible] as an example where if a child has a rash, he’s using a tube of hydrocortisone [indiscernible] dermatologists, which is hard to get. So it really gives him full control. When a doctor orders, when he makes a referral to cardiologist, he says, I want to do this. It doesn’t give the cardiologist [indiscernible] discussing with him and the doctors as they get into this [indiscernible] how well they can do, they really like it. There is then an inpatient pool and that inpatient pool is divided two ways [indiscernible] the primary care, the hospital, and the plan.

It was a management contract that the subsidiary Centene would have. That has a margin built into it as well that’s declared. So it’s very much a shared risk thing. We take the risk on the inpatient. The doctor takes the risk on the ambulatory care. But the inpatient is supplement to on-site concurrent review [indiscernible] manage very well. We then have all these other systems that come in. You hear more about them today that become predictive. So you put that combination again. That’s what we’ve been working hard to put together. The key to this, is I said earlier, is having real-time data. So when you sit down with the doctors once a month, the [indiscernible] people, they have their reports [indiscernible] say, here’s how you’re doing, here’s some cases you could have done better and, yeah, it’s a training process. And I’ve seen it in [indiscernible] we’re enthusiastic about what it can mean. Put that together with the WellCare capabilities and the new regulatory side, the marketing, the compliance side, which we’re building – trying to build capability on, you end up with the combination that will make us a key player. We believe in that market. Does that help? I’ll take it as yes.

. . . .

Discussion

Jesse N. Hunter, Chief Strategy Office, EVP-Mergers & Acquisition, Centene Corp.

. . . .

So, when you put all the pieces together, it’s clear that we delivered on our 2020 Vision and how we establish Centene as the leader in government health programs, as evidenced by the scale of our membership and revenues delivered across the breadth of the geographies that we cover. These results are reflective of Centene on a standalone and would only be enhanced with the addition of WellCare.

As we said many times, WellCare has a high quality portfolio of assets that are complementary to Centene and enhance the execution of our 2020 strategy. Many of you have seen this slide before, but I think it’s the best representation of the scale and diversity of our position in government healthcare. The combined business is expected to have both the scale and expertise across a range of government programs that are poised for growth for years to come.

. . . .

On a pro forma basis with WellCare, the proportion of Medicaid business remains consistent, and you can see the scale of other programs, particularly in Medicare Advantage and Marketplace, representing nearly $30 billion of our $100 billion combined portfolio.

M&A has been a key part of our growth strategy, and is expected to continue to play an important role in our growth going forward. We maintain a consistent set of criteria for our M&A transactions, including both qualitative metrics, like returns, accretion and debt-to-cap, but also qualitative measures around leadership, quality and systems. Obviously, we’re focused on closing and integrating the WellCare deal and you’ll hear more on that from Michael shortly. But we will continue to evaluate strategic investments in targeted areas.

. . . .

Michael F. Neidorff

. . . .

Before we wrap up our program today, I wanted to give you a brief update on our integration planning activities to-date, as well as share the top line leadership structure of the combined company.

Both Centene and WellCare have proven track records of executing and implementing transactions. We believe our similar values including our local approaches and integrating care models will help ensure we achieve a seamless integration. I spoke to our regulatory activities in my comments earlier this morning. Our interactions have been positive and constructive and we are moving expeditiously through the transition clearance process.

Based on our actions thus far, we continue to maintain our timeline for approval in the first half of 2020. Internally, we have established an Integration Management Office specific to this deal, which includes the engagement of PwC as our external integration consultant. We’re currently assessing the responses from companies to a cultural assessment that will help us identify similarities, address cultural differences and combine best in class disciplines.

I have always said in every one of our acquisitions that it’s where culture is where it gets confusing at times. So, we point out the differences and make it clear it is a Centene culture that will survive, very important that will be like commonality of approach. Dedicated integration planning teams have already been established to focus on the key operational areas of the business. These functional teams are under the oversight of an Executive Steering Committee and all of these groups consist of both Centene and WellCare representatives. Additionally, the integration planning teams have already met in St. Louis and have established the work plans and meeting cadence that will ensure we hit the ground running when we close.

We also remain respectful of the separation of the two companies until the completion of the deal. Before I go on, I want to pause here to make it clear that Centene teams working on the WellCare integration are separate from the teams working alongside McKinsey for our Centene Forward initiative. Additionally, the savings being captured through Centene Forward are discrete and independent from the WellCare deal.

As I stated earlier, upon completion of the acquisition, Ken Burdick and Drew Asher will join Centene in executive leadership positions, reporting directly to me. Ken and Drew are accomplished public company executives, each with a strong track record of success. That includes building WellCare into the high performing company than it is today. They share Centene’s values that healthcare is best delivered locally as well as a strong commitment to smart execution and efficient management.

As you can see from the leadership chart, Ken’s position is pivotal as he will oversee the markets and products segments of the business. This includes Markets, Medicaid, Marketplace, Medicare, complex care and marketing. Aligning these core areas will enable us to further drive integration and innovation for our members and communities and accelerate future growth for the company.

Drew will bring his discipline and expertise to our specialty service lines of business, which include Envolve PeopleCare, Benefit Options and Pharmacy Solution. This is yet another pivotal leadership role, as WellCare will significantly increase Centene’s scale in pharmacy, and we will ask you to really focus on this pharmacy area, because of the synergies that we expect to see. On a combined basis, the pro forma annual drug spend will be approximately $30 billion. Drew’s experience in this space as well as his success in running and growing business segments of this size make him a natural leader to focus on that particular significant project.

When we were structuring the deal, Ken shared with us that he planned to retire in two years and we are pleased that he has agreed to work with us for this pivotal two year period. Drew’s contract is currently evergreen. After two years, it automatically renews on a year-by-year basis. So, we look forward to his ongoing participation in our growth story.

At this stage in the planning process we project that the rest of the Centene leadership team will stay in place, including those in the Office of Administration, which are not shown on this slide. This ensures that the combined company’s culture remains purpose-driven and committed to those we serve. That it prevails as a culture committed to compliance and is one driven by execution, accountability and authority. As we move forward with the integration, this leadership team will ensure this Centene culture remains the combined company’s foundational guiding principle.

You may recall from my earlier comments that we are looking forward to welcoming two new directors from WellCare onto Centene’s strong and accomplished board of directors. We will also be talking to the board about possibly adding – get a 12th director over time. These new additions will help enhance to refresh our governance in more general terms. As always, we remain committed to racial and gender diversity and we’ll continue to work to demonstrate that commitment.

I will also share with you the matrix we utilize to ensure that we have the appropriate board experience necessary to run the business. We use the experience criteria when recruiting board members to ensure that we have the diverse skillsets necessary and are able to identify skill gaps as needed. This matrix has been in place for many years. Further, the board continues to take its responsibility for succession planning very seriously, and has succession plans in place for the company’s leadership, including me. These plans are reviewed regularly and adjusted if necessary to reflect the growing depth and breadth of the enterprise.

So in closing, this is a transaction about growth, adding expertise and capabilities across the enterprise and improving our competitive position for long-term success. Centene and WellCare each have extraordinary talent across all levels. We look forward to leveraging the strengths of our combined organization to realize the benefits of this transaction for all of our stakeholders.

With that, I thank all my team for the work they put into this to deliver this conference and we conclude this program. We’re looking forward to providing updates as we move through the transaction process and we would like to thank you all for your continued support for Centene. I’ll say thank you and open up for any further questions.

Questions and Answers

. . . .

Unverified Participant

And then one more follow up. On your $290 billion targeted pipeline you talked about, can you help us understand conceptually how that figure gets impacted by WellCare deal?

Michael F. Neidorff

Just to restate the question, you’re talking on the $290 million pipeline, right? I guess, what I’d say is that’s the Centene pipeline, right. We’re still two independent companies. So, we haven’t rolled in or put any of the opportunity on the pipeline for WellCare. I guess, I’ll just leave it at that.

 . . . .

Unverified Participant

Thanks. Two pharmacy-related questions. First, I’m still a bit confused about RxAdvance’s capabilities. You guys have a Part D offering – do you have a Part D offering? And if yes, are in you a position where you can actually bid on WellCare’s RFP coming up this year? Second, on the rebate rule, now that you guys are going to be big in Part D, what is your expectations in the terms of timing of the final rule coming out and when is the latest that can come out and the reinsurance program still be live? I keep getting mix signals in terms of when...

Unverified Participant

Kevin...

Unverified Participant

... it will expand.

Unverified Participant

Kevin will take that.

Kevin J. Counihan

If I could just take it in reverse order, on the rebate rule, I think it’s our strong sense that the timing has – we kind of missed the time when this is practical to put into effect for January. I know what you’re saying that you keep hearing more and more, but I think there’s some of the silence is deafening with respect to what’s practical. So, again, we’ll have to see, but we’re already here now in mid-June. It just doesn’t seem particularly likely that this will be in effect for one, one. The second thing had to do with Part D, right. So, we’re not a Part D player. Our WellCare friends certainly are.

. . . .

Unverified Participant

Yeah. I had a question, Michael. Yeah. So, Michael, you built a company that was like less than $0.5 billion and it’s heading to $100 billion now. And so much of a change in an organization to make that successful. And I look at all the risks that you have. I just wanted to get a sense for, is there anything there that keeps you up at night. I mean, when you look at the external risks with antitrust which you have with WellCare, there’s policy risks not just Medicare for All, but the Texas lawsuit, there’s all of this contract reprocurement risk that you have. And then just assuming everything works out, there’s just a huge amount of execution challenges, you’re bringing your PBM in-house, you are integrating with WellCare.

You have to make the numbers. What makes this work for you and is there anything that worries you if at all?

Michael F. Neidorff

Well, none of the things you mentioned. I do worry, I mean, I tell people, I wake up scared every morning because you never want to be complacent and that’s part of it. But I think there is a series of things and just related to what you are saying. Antitrust risks and those type of things we have, we spent a lot of time analyzing with some, what I consider very good minds. And I well, you can’t take it for granted and Justice has a job to do. And we respect that, I think we’re going to move through that process, well, we’re having good results in the states. And I would think that’s all going to work out very well. And we’re taking – we’re doing the best efforts, we’re controlling it as much as we can. And I’m sorry, I don’t remember the whole series of things that you raise but, give me a couple more, I should have made notes.

Unverified Participant

There is the policy stuff, with what’s going on in Congress and we all have the states and the courts and everything.

Michael F. Neidorff

Yeah, I think with the courts I think I’ve already spoken to. In terms of the Medicare for All and some of these things we’re hearing, that is – the low estimate is $25 trillion over 10 years. The high is $38 trillion. And as we heard earlier from the experts, nobody can afford that. The total budget for 10 years is $58 trillion. So you can’t pay it now. Some people will say, well, well, well, we’re eliminating insurance companies and what we save there we’ll pay for it and that’s – and I understand that because we were talking last night, everything government does from the postal service to anything you look at, they are much more efficient than private industry and – so I mean, I say that tongue in cheek and they know it. I’m not saying that they don’t know. So I don’t – the realistic ones.

So I separate the political rhetoric where people are trying to – and the reality of it, but what I do worry about really two things. I worry about compliance and we continue to be compliant at every level because I think that’s an obligation we have and we have Matt here who has a lot of experience, Brandy and others and we’re really focused on that.

The other thing I’m concerned about is having people for the opportunities we have, not opportunities for the great people, but I also think a lot about, are we outpacing in our growth the competency of some of our people. And that’s why we’ve just – we’ve formed several years ago Centene University have a major training program to help people develop and grow with the company. That’s why – we really feel that, okay, but I think what’s really important to me when I look around the Centene team that today we’re showcasing here. There is incredible competence and our whole organization is predicated on. We agree to the, what needs to be done. We know how things get done, but they’re given the responsibility, accountability and the authority. And that’s part of our culture. But it’s all done within the framework, the way Centene does things. And so I think we have the competency here to make it happen. I look at how the other companies have come together and pulled it in, it’s really worked very well. Did I answer your question?

Unverified Participant

Yeah, very impressive. Thanks.

Unverified Participant

Thanks. Two quick ones. I guess one just want to go to the margin question that the 1.8% going to 2.6% over the last kind of five years. Any help either in terms of I guess the target margin there directionally. How we should think about that obviously, a lot of moving parts with WellCare, obviously, coming in the high acuity mix coming on pass-through revenue that you mentioned, obviously, faster-growing service line. So, there’s a lot of components pick it up, if you could help us at all think about sort of the margin profile and how you see that sort of playing itself out?

Michael F. Neidorff

Yeah. [indiscernible].

Jeffrey A. Schwaneke

Yeah, I guess, what I would say is just look at the track record, right. So, I mean we’ve steadily improved margins for quite some time and so we’re not – again I’m not here giving an earnings number for 2020. We’re a little bit ahead of that, but I would say we continue to expect to expand margins in the future. And a lot of these programs that you’ve heard today and a lot of the technology that we have today is heading in that direction.

Michael F. Neidorff

And I’m not trying to be controversial when I say this, but it’s just who we want to be. We want to be do margins do everything we do in a sustainable fashion. Now we’re not looking to jump up and down and bounce all over, it should be sustainable. That’s why we’re using system capabilities and things you heard about today to continue to expand our margins and make it happen the right way. And I think that’s what’s key. And we expect more and I also want to be very, very clear that we believe that on a pre-tax basis, we look for 3% to 5% and maybe 6% in terms of total margin. So you’re going to have the marketplace that does better than Medicaid and Medicare should do a little bit better than that. But this is not a business where the regulatory authorities and others would not react if you show excessive margins over a long period of time. So, it’s all matter of being very balanced, but very important to be sustainable. And hopefully at some point interest income goes up and we will be able to improve margins using that, which is discrete from margins from operation.

. . . .

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). In particular, these statements include, without limitation, statements about Centene’s future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene’s proposed acquisition of WellCare Health Plans, Inc. (the “WellCare Transaction”), Centene’s recent acquisition (the “Fidelis Care Transaction”) of substantially all the assets of New York State Catholic Health Plan, Inc., d/b/a Fidelis Care New York (“Fidelis Care”), investments and the adequacy of Centene’s available cash resources.

These forward-looking statements reflect Centene’s current views with respect to future events and are based on numerous assumptions and assessments made by us in light of Centene’s experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors Centene believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause Centene’s or its industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, Centene undertakes no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the WellCare Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and Centene’s resources or otherwise have an adverse effect on Centene; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the WellCare Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the WellCare Transaction will not be satisfied or completed on a timely basis and accordingly the WellCare Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the WellCare Transaction; (vi) the possibility that the expected synergies and value creation from the WellCare Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the WellCare Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the WellCare Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the WellCare Transaction may affect the timing or occurrence of the WellCare Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of Centene’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the WellCare Transaction; (xii) the possibility that competing offers will be made to acquire WellCare; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the WellCare Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the WellCare Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) Centene’s ability to accurately predict and effectively manage health benefits and other operating expenses and reserves; (ii) competition; (iii) membership and revenue declines or unexpected trends; (iv) changes in healthcare practices, new technologies, and advances in medicine; (v) increased healthcare costs, (vi) changes in economic, political or market conditions; (vii) changes in federal or state laws or regulations, including changes with respect to income tax reform or government healthcare programs as well as changes with respect to the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Affordable Care Act (“ACA”), and any regulations enacted thereunder that may result from changing political conditions or judicial actions, including the ultimate outcome of the District Court decision in “Texas v. United States of America” regarding the constitutionality of the ACA; (viii) rate cuts or other payment reductions or delays by governmental payors and other risks and uncertainties affecting Centene’s government businesses; (ix) Centene’s ability to adequately price products on federally facilitated and state-based Health Insurance Marketplaces; (x) tax matters; (xi) disasters or major epidemics; (xii) the outcome of legal and regulatory proceedings; (xiii) changes in expected contract start dates; (xiv) provider, state, federal and other contract changes and timing of regulatory approval of contracts; (xv) the expiration, suspension, or termination of Centene’s contracts with federal or state governments (including but not limited to Medicaid, Medicare, TRICARE or other customers); (xvi) the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; (xvii) challenges to Centene’s contract awards; (xviii) cyber-attacks or other privacy or data security incidents; (xix) the possibility that the expected synergies and value creation from acquired businesses, including, without limitation, the Fidelis Care Transaction, will not be realized, or will not be realized within the expected time period; (xx) the exertion of management’s time and Centene’s resources, and other expenses incurred and business changes required in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for acquisitions, including the Fidelis Care Transaction; (xxi) disruption caused by significant completed and pending acquisitions, including, among others, the Fidelis Care Transaction, making it more difficult to maintain business and operational relationships; (xxii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of acquisition transactions, including, among others, the Fidelis Care Transaction; (xxiii) changes in expected closing dates, estimated purchase price and accretion for acquisitions; (xxiv) the risk that acquired businesses, including Fidelis Care, will not be integrated successfully; (xxv) the risk that, following the Fidelis Care Transaction, Centene may not be able to effectively manage its expanded operations; (xxvi) restrictions and limitations in connection with Centene’s indebtedness; (xxvii) Centene’s ability to maintain the Centers for Medicare and Medicaid Services (CMS) Star ratings and maintain or achieve improvement in other quality scores in each case that can impact revenue and future growth; (xxviii) availability of debt and equity financing, on terms that are favorable to us; (xxix) inflation; and (xxx) foreign currency fluctuations.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect Centene’s business operations, financial condition and results of operations, in Centene’s filings with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 filed by Centene with the Securities and Exchange Commission on May 23, 2019 (the “Registration Statement”), and Centene’s Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, Centene cannot give assurances with respect to Centene’s future performance, including without limitation Centene’s ability to maintain adequate premium levels or Centene’s ability to control its future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the WellCare Transaction, on May 23, 2019, Centene filed with the SEC the Registration Statement, which included a prospectus with respect to the shares of Centene’s common stock to be issued in the WellCare Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). The SEC declared the Registration Statement effective on May 23, 2019, and the Joint Proxy Statement was first mailed to stockholders of Centene and WellCare on or about May 24, 2019. Each of Centene and WellCare may file other documents regarding the WellCare Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the WellCare Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CENTENE, WELLCARE, THE WELLCARE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare are able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the WellCare Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on April 8, 2019, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials filed with the SEC in connection with the WellCare Transaction. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.